Exhibit 99.1

Carbon Revolution Public Limited Company
Condensed Consolidated Statement of Financial Position
(Unaudited)

	US $'000[1]	AU $'000

	As of December 31, 2023	As of December 31, 2023	As of June 30, 2023
Current assets
Cash and cash equivalents	18,852	26,931	19,582
Restricted trust fund	-	-	14,677
Receivables	6,782	9,689	6,430
Contract assets	12,734	18,192	8,239
Inventories	16,528	23,612	22,173
Other current assets	2,588	3,697	378
Total current assets	57,484	82,121	71,479
Non-current assets
Restricted trust fund	4,841	6,916	-
Property, plant and equipment	48,273	68,962	62,638
Right-of-use asset	4,962	7,088	7,446
Intangible assets	12,004	17,148	16,774
Total non-current assets	70,080	100,114	86,858
Total assets	127,564	182,235	158,337

Current liabilities
Payables	35,164	50,236	15,474
Borrowings	63,202	90,288	13,829
Lease liability	460	657	645
Contract liability	1,279	1,827	748
Deferred income	1,299	1,856	1,919
Provisions	2,798	3,997	12,957
Total current liabilities	104,202	148,861	45,572
Non-current liabilities
Borrowings	28,929	41,327	70,833
Derivative financial instruments	8,029	11,470	-
Lease liability	4,926	7,037	7,368
Contract liability	3,058	4,368	1,755
Deferred income	9,958	14,225	15,235
Provisions	1,712	2,446	1,843
Total non-current liabilities	56,612	80,873	97,034
Total liabilities	160,814	229,734	142,606
Net (liabilities) / assets	(33,250)	(47,499)	15,731

(Deficiency in equity) / equity
Contributed equity	37	53	386,432
Reserves	269,739	385,342	7,166
Accumulated losses	(303,026)	(432,894)	(377,867)
Total (deficiency in equity) / equity	(33,250)	(47,499)	15,731

1 All USD figures converted from AUD to USD at $1:$0.7 for convenience.

Carbon Revolution Public Limited Company
Condensed Consolidated Statement of Profit or Loss and
Other Comprehensive Income
(Unaudited)

	US $'000[2]	AU $'000

	Six Months Ended December 31,	Six Months Ended December 31,
	2023	2023	2022
Sale of wheels	23,881	34,116	18,009
Engineering services	1,038	1,483	-
Sale of tooling	931	1,330	-
Revenue	25,850	36,929	18,009
Cost of goods sold	(35,877)	(51,253)	(25,586)
Gross margin	(10,027)	(14,324)	(7,577)

Other income	937	1,339	2,485
Finance income	3,356	4,794	-
Operational expenses	(1,884)	(2,692)	(388)
Research and development	(5,253)	(7,504)	(9,134)
Administrative expenses	(5,783)	(8,261)	(7,855)
Marketing expenses	(456)	(653)	(732)
Capital raising transaction costs	(12,080)	(17,257)	(3,243)
Finance costs	(10,690)	(15,271)	(1,037)

Loss before income tax expense	(41,880)	(59,829)	(27,481)
Income tax expense	-	-	-
Loss for the period after income tax	(41,880)	(59,829)	(27,481)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences - foreign operations	(609)	(870)	(17)
Other comprehensive income	(609)	(870)	(17)

Total comprehensive loss for the period, net of tax	(42,489)	(60,699)	(27,498)

Earnings per share
Basic	$(22.34)	$(31.91)	$(0.13)[3]
Diluted	$(22.34)	$(31.91)	$(0.13)[3]

2 All USD figures converted from AUD to USD at $1:$0.7 for convenience.
3 Based on shareholding at December 31, 2022 prior to the Business Combination and resulting changes in the group structure that were previously disclosed.

On April 9, 2024 the Company published preliminary, unaudited financial results for the half year ended December 31, 2023. Subsequently, the Company has identified certain adjustments to those financial results which are set out below. These adjustments and the adjusted financial results are unaudited. The Company is currently preparing its financial statements for the year ended June 30, 2024 which will be subject to audit and released to shareholders upon their completion.

	Press Release April 9, 2024	1. OIC Commitment fee	2. OIC Warrant reclass & Revalue	3. SPAC Warrant reclass & revalue	4. PIUS reclass in BS	5. OEM Interest	TOTAL	6-K Release July 26, 2024
Impacted line in Statement	AU$'000	AU$'000	AU$'000	AU$'000	AU$'000	AU$'000	AU$'000	AU$'000
Condensed Consolidated Statement of Profit or loss and other comprehensive income for the six months ended December 31, 2023
Sale of wheels	34,532	-	-	-	-	(416)	(416)	34,116
Finance Cost	(10,375)	(1,712)	(3,216)	(384)	-	416	(4,896)	(15,271)

Net Impact to Profit or loss	(54,517)	(1,712)	(3,216)	(384)	-	-	(5,312)	(59,829)

Condensed Consolidated Statement of Financial Position as of December 31, 2023
Restricted trust fund	6,916	-	-	-	(6,916)	-	(6,916)	-
Total current assets	89,037	-	-	-	(6,916)	-	(6,916)	82,121

Restricted trust fund	-	-	-	-	6,916	-	6,916	6,916
Total non current assets	93,198	-	-	-	6,916	-	6,916	100,114

Payables	48,524	1,712	-	-	-	-	1,712	50,236
Borrowings	22,439	-	-	-	67,849	-	67,849	90,288
Total current liabilities	79,300	1,712	-	-	67,849	-	69,561	148,861

Borrowings	111,606	-	(1,830)	(600)	(67,849)	-	(70,279)	41,327
Derivative financial instruments	-	-	10,486	984	-	-	11,470	11,470
Total non current liabilities	139,682	-	8,656	384	(67,849)	-	(58,809)	80,873

Net liabilities	(36,747)	(1,712)	(8,656)	(384)	-	-	(10,752)	(47,499)

Warrant	5,440	-	(5,440)	-	-	-	(5,440)	-
Accumulated Losses	(427,582)	(1,712)	(3,216)	(384)	-	-	(5,312)	(432,894)
Total Equity	(36,747)	(1,712)	(8,656)	(384)	-	-	(10,752)	(47,499)

1  Under the original agreement with OIC a 25% commitment fee (USD$8.7m in total) was payable if milestones were not reached. As of December 31, 2023, it was probable this would not be reached and therefore it is now appropriate to accrue for this fee at USD$583k per month across the OIC Second Reserve Release Condition period.

2  The terms of the warrants issued to OIC result in them being treated as a derivative liability, which are carried at fair value. Changes in fair value are recorded through finance costs. Subsequent to December 31, 2023, the terms of these warrants have been amended such that they will be presented in equity for future periods.

3  Reflects the revaluation of the SPAC Warrants as of December 31, 2023 and the reclassification of the SPAC Warrants to Derivative financial instruments rather than Long term borrowings.

4  The terms of the PIUS borrowings limit the use of the restricted trust fund to certain situations, including loan repayment default. It was not expected that any of these situations would eventuate within 12 months from the balance date and hence the restricted trust fund has been reclassified to non-current. Reflects the reclassification of PIUS Borrowings to current liabilities from non current liabilities as a result of a breach of a covenant as of December 31, 2023 for which no waiver or grace period was then available. A waiver was subsequently received and this will be reported as Non Current at June 30, 2024.

5  Reflects reclassification of charges imposed on OEM bailment as revenue. Such charges constitute a discount to revenue receivable by the Company from OEM. The Company previously viewed these amounts as interest on prepayment of such amounts by the customer, but has concluded that, because the customer is a trade customer rather than a financing source, these amounts should be classified as a reduction in revenue rather than financing costs.